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NASDAQ: CORV   TSX: CORV

CORREVIO HIGHLIGHTS FDA ACCEPTANCE OF UNITED THERAPEUTICS' TREVYENT NEW DRUG APPLICATION

VANCOUVER, CANADA – September 12, 2019 – Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today highlighted that the U.S. Food and Drug Administration (FDA) has accepted for review United Therapeutics Corporation's (NASDAQ: UTHR) New Drug Application (NDA) for Trevyent® (treprostinil) for the treatment of pulmonary arterial hypertension (PAH). The FDA assigned the NDA a Prescription Drug User Fee Act (PDUFA) target action date of April 27, 2020. Trevyent is a drug-device combination product that combines two-day, single use, disposable PatchPump® technology with treprostinil, for the subcutaneous treatment of PAH.

Correvio holds commercial rights to Trevyent for the international markets of Europe and the Middle East and expects to file regulatory submissions for Trevyent in Europe in mid-2020.

About Pulmonary Arterial Hypertension

Pulmonary arterial hypertension is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient's pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as the market-leading prostacyclin PAH therapy, Remodulin® (treprostinil) Injection, which is produced by United Therapeutics Corporation. United Therapeutics reported Remodulin revenues of $599 million in 2018.

About Trevyent®

Designed to address the limitations of existing pulmonary arterial hypertension therapies, United Therapeutics' Trevyent is an investigational drug product which combines a preservative-free, parenteral formulation of treprostinil, a vasodilatory prostacyclin analogue, with United Therapeutics' proprietary PatchPump®. Trevyent is a sterile, pre-filled, pre-programmed, single use disposable infusion system that is in development for the continuous subcutaneous infusion of treprostinil for the treatment of PAH. Correvio holds commercial rights to Trevyent for the international markets of Europe and the Middle East and expects to file regulatory submissions for Trevyent in Europe in mid-2020.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil for treatment of pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Correvio's Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to; any outcome of the FDA's consideration of United Therapeutics Corporation's NDA for Trevyent; the timing of any decision by the FDA regarding the NDA submitted by United Therapeutics Corporation; and the timing of any regulatory submissions by the Company for Trevyent in Europe. Finally, no statement provided herein should be understood to provide an estimate of the current or future market for Trevyent.

A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018 and its quarterly report filed August 14, 2019 for the second quarter of 2019. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Remodulin®, Trevyent® and PatchPump® are registered trademarks of United Therapeutics Corporation and their subsidiaries.
All other trademarks are the property of their respective owners.

Contacts:

Brendan Payne
Associate Director, Investor Relations and Business Development
Correvio Pharma Corp.
604.677.6905 ext. 306
800.330.9928
bpayne@correvio.com

Argot Partners
Michelle Carroll/Claudia Styslinger
212.600.1902
michelle@argotpartners.com
claudia@argotpartners.com

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